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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                  FORM 12B-25/A
                                 Amendment Number 2             SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING          0-21068


(Check One):   [x]Form 10K   [ ]Form 20-F   [ ]Form 11-K
               [ ]Form 10-Q   [ ]Form N-SAR   [ ] Form N-CSR

For Period Ended:       December 28, 2002
                  ---------------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:   _____________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               --------------------------------

PART I -REGISTRANT INFORMATION

             Sight Resource Corporation
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Full Name of Registrant


Former Name if Applicable

             6725 Miami Avenue
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Address of Principal Executive Office (Street and Number)

            Cincinnati, Ohio 45243
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City, State and Zip Code



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PART II - RULES 12B-25(B) AND (C)

Omitted

PART III - OTHER INFORMATION

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-SCR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company reported on Form 12b-25 filed with the Commission on March 28, 2003 that the Company would be unable to file its Annual Report on Form 10-K for the year ended December 28, 2002 within the prescribed time period (that is, by March 28, 2003). The Company anticipated, however, that it would be able to file the Report within 15 days after March 28.

The Company reported on Form 12b-25/A, Amendment Number 1, filed with the Commission on April 14, 2003 that the Company continued to be unable to file the Report. The Company anticipated, however, that the Report would be filed during the week of April 28, 2003.

The Company continues to be unable to file the Report because it has not yet completed its 2002 year-end financial statements. In the course of the Company's work on those statements, and in the course of work by KPMG LLP on their audit of those statements, it has been determined that

* The statements cannot be completed, and an audit of the statements cannot be completed, until certain entries and accounts upon which the statements are based are substantiated, reconciled or corrected, as applicable.

* The Company's internal controls over financial reporting appear to be inadequate and should be strengthened.

At the recommendation of KPMG, the Company is in the process of retaining another accounting firm to assist the Company in determining whether the above referenced accounting entries are accurate or inaccurate and, if inaccurate, the cause of the inaccuracy (that is, whether the inaccuracy was caused by system error or deficiency, error in judgment, negligence, intentional action, or other cause).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 Duane D. Kimble, Jr.                 513                       527-9705
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      (Name)                      (Area Code)               (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the

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registrant was required to file such report(s) been filed? If answer is no, identify report(s) [x]Yes [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company currently estimates that it will report, for the full year ended December 28, 2002, a net loss attributable to common shareholders in the range of $6,700,000 to $7,500,000, inclusive of asset impairment charges estimated in the range of $2,600,000 to $2,900,000. By way of comparison, the Company sustained a net loss attributable to common shareholders of $6,237,000 during the year ended December 29, 2001.

     As described in the Company's Report on Form 8-K filed with the Commission on January 10, 2003, the Company completed a refinancing transaction on December 31, 2002 (three days after the end of the Company's fiscal year). As reported on the Form 8-K, the refinancing transaction resulted in gain to the Company from extinguishment of debt. The estimated gain in the amount of approximately $2,400,000 after deduction of applicable expenses will be recognized during the Company's first fiscal quarter of 2003.

Cautionary Statement. The estimates reported in this form should be viewed as forward looking statements and may differ from results as finally determined upon completion of the applicable financial statements.

                                             Sight Resource Corporation
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 12, 2003                  By      /s/ Duane D. Kimble, Jr.
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                                             Duane D. Kimble, Jr.
                                              Vice President and
                                           Chief Financial Officer